TRANSGLOBE ENERGY CORPORATION
MID-QUARTER UPDATE FOR Q1 2012

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, January 30, 2012 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to provide a mid-quarter production and operations update for the first quarter of 2012. All dollar values are expressed in United States dollars unless otherwise stated.

HIGHLIGHTS

  West Bakr acquisition closed December 29, 2011.
  January average production of 17,010 barrels of oil per day (“Bopd”), 41% higher than Q4 2011 and 40% higher than 2011 average production.
  Egypt production of 16,600 Bopd in January (12,130 Bopd West Gharib and 4,470 Bopd West Bakr)
  Yemen production to 410 Bopd in January (410 Bopd Block 32 and Block S-1 shut-in).
  Two drilling rigs currently working on West Gharib leases in Egypt.

OPERATIONS

ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, TransGlobe operated)

Operations and Exploration
During the first quarter, the Company has drilled 4 wells in the Arta/East Arta area resulting in 4 oil wells to date. Two drilling rigs are currently drilling in the West Gharib area.

Production
West Gharib production averaged 12,130 Bopd in January which represents a 4% (460 Bopd) increase over December production (11,670 Bopd) and a 14% increase over the 2011 average production of 10,636 Bopd.

Production increases in January are attributed to improved water separation in the field and to new wells. The Company commissioned a new multi-well battery in the Arta field during the second week of December, which has improved water separation in the field and increased oil sales. The Company continues to progress a number of projects to reduce the amount of water trucked with the oil and to increase tankage/processing capacity allocations at the GPC terminal. It is estimated that approximately 500 Bopd remains curtailed in January.

West Bakr, Egypt (100% operated working interest)

As announced January 3, 2012, TransGlobe West Bakr Inc. (“TGWB”), a wholly owned subsidiary of TransGlobe Energy Corporation, acquired all the Egyptian assets of The Egyptian Petroleum Development Co. Ltd. (of Japan) (“EPEDECO”) on December 29, 2011.

The West Bakr adjusted purchase price at Closing net of working capital acquired was approximately $39 million. Due to an increase in oil prices from the time this deal was announced until Closing and the resulting 2011 year-end reserves evaluation (announced January 17th, 2012), the fair value of the assets received on closing was higher than the adjusted purchase price. This resulted in an estimated $13 million or $0.18/share (unaudited) non-cash gain on acquisition.

Effective December 29, 2011, the Company acquired approximately 4,350 Bopd of Gross oil production and reserves* of 7.4 million barrels on a Proved** (1P) basis or 11.6 million barrels on a Proved plus Probable** (2P) basis; at a cost of $5.30/bbl for 1P reserves or $3.41/bbl for 2P reserves.

* Reserves – are working interest reserves before the deduction of royalties, based on an independent third party reserve report of the Company’s 2011 year end reserves, as press released January 17, 2012.

**Definition of Reserves Categories:

  Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
  Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

The Company has identified a number of drilling and recompletion opportunities at West Bakr which could increase production to the 6,000 to 8,000 Bopd range over the next two years. Subject to Government approvals, an initial 3 well drilling program is expected to commence in the 2nd quarter of 2012 utilizing one of the drilling rigs currently working in the adjacent West Gharib concession. Concurrent with production and reserve growth initiatives, the Company initiated an engineering study to identify and assess potential infrastructure synergies between West Bakr and the adjacent West Gharib operations. The initial study is focused on the utilization of excess processing and export pipeline capacity in the West Bakr concession.

The Company also acquired an additional net receivable of approximately $34 million for oil sales to the Egyptian government which were due prior to the December 29, 2011 closing.

Production
West Bakr production averaged 4,470 Bopd in January.

East Ghazalat Block, Arab Republic of Egypt (50% working interest)

Operations and Exploration
On July 12, 2011, the Safwa development lease was approved by the Government of Egypt. The Safwa development lease has a 20-year term expiring in 2031 and covers approximately 11,040 acres or 15 development blocks. The Safwa development lease could be extended an additional 5 years to 2036.

The East Ghazalat exploration concession is in the first two-year extension period which expires June, 2012. An additional two-year extension is available following a relinquishment of 25% of the original concession area. All work commitments have been met.

The operator has proposed a 2012 budget and work plan to complete and equip the existing four wells for production commencing in Q2 and to drill up to four new wells by year end.

It is expected that the existing wells will initially be capable of producing 400-600 Bopd per well from the Bahariya formation, which could contribute an additional 800 to 1,200 Bopd of light, sweet crude (34° API) to the Company.

South Alamein, Arab Republic of Egypt (SUBJECT TO CLOSING - 50% working interest, TransGlobe operated)

On June 29, 2011, the Company announced it had entered into a Sale and Purchase Agreement (“SPA”) to acquire Cepsa Egypt’s 50% operated working interest in the South Alamein Concession for $3.0 million plus an inventory adjustment, effective on and subject to approval from the Egyptian Government. El Paso South Alamein (“El Paso SA”), a subsidiary of Houston-based El Paso Corporation, holds the remaining 50% interest in the South Alamein Production Sharing Contract (“PSC”). TransGlobe will assume operatorship of the South Alamein Concession upon closing of this transaction.

The South Alamein Concession is located onshore in the Western Desert of Egypt and includes portions of the prolific Alamein and Tiba basins. The current size of this exploration concession is 2,258 square kilometers (558,120 acres). The concession includes an oil discovery well, Boraq-2X, which tested a combined 1,700 Bopd of 38° to 40° API oil from two Cretaceous zones. Initial work by TransGlobe will focus on appraisal and development of the Boraq–2X discovery which includes drilling at least two appraisal wells and readying the Boraq–2X well for production. The Boraq-2X discovery is close to existing infrastructure which should reduce development time and capital.

The Company plans to submit a revised budget and development plan for the Boraq discovery to the Egyptian Government for approval following the closing of the transaction.

The South Alamein PSC is in the first, three-year extension period which expires on April 5, 2012. A further two-year extension to April 5, 2014 is available following a 30% relinquishment of the original concession area. An extensive 3-D seismic acquisition program was executed over the entire South Alamein Concession area. This has resulted in several well-defined prospects throughout the area and will provide TransGlobe with numerous exploration drilling opportunities. TransGlobe expects to carry out an exploration drilling program after the Boraq field is brought into production.

TransGlobe expects to close the acquisition after receiving the necessary Egyptian Government approvals.

REPUBLIC OF YEMEN

Block 32, Republic of Yemen (13.81% working interest)

Production
Production from Block 32 averaged 2,970 Bopd (410 Bopd to TransGlobe) in January. The export pipeline system to the Indian Ocean has not been impacted by recent political unrest in Yemen.

Block 72, Republic of Yemen (20% working interest)

Operations and Exploration
The Operator has requested and received for a nine month extension to September 11, 2012 for the second exploration period.

Block S-1, Republic of Yemen (25% working interest)

Production
Production from TransGlobe’s An Nagyah field on Block S-1 has remained shut-in since the export pipeline from Marib to the Ras Eisa port on the Red Sea was damaged October 8, 2011. The pipeline has not been repaired due to local tribal groups preventing access to the pipeline. Typically the pipeline can be repaired within 24 to 48 hours once access to the pipeline has been obtained. TransGlobe’s working interest share of production was approximately 2,250 Bopd prior to being shut-in on October 8.

Corporate Production:

TransGlobe’s production in January is approximately 17,010 Bopd (Egypt 16,600 Bopd, Yemen 410 Bopd) which represents a 40% increase over 2011 average production of 12,132 Bopd. Approximately 500 Bopd is curtailed at West Gharib and 2,250 Bopd of production from Block S-1 Yemen remains shut-in due to damage to the export pipeline (October 8, 2011).

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact: Investor Relations Scott Koyich Telephone: 403.264.9888 Email: investor.relations@trans-globe.com Web site: http://www.trans-globe.com